Notice to Holders

LITHIUM AMERICAS CORP.

1.75% Convertible Senior Notes due 2027

CUSIP No.: 53680QAA61

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO

THE REGISTERED AND BENEFICIAL OWNERS OF THE SUBJECT NOTES. IF

APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES
RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO
BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

Lithium Americas Corp. ("Company") is party to an Indenture, dated December 6, 2021 (the "Indenture"), between the Company and Computershare Trust Company N.A., as trustee (the "Trustee"), pursuant to which the Company issued its 1.75% Convertible Senior Notes due 2027 (the "Notes"). Capitalized terms used herein but not otherwise defined shall have the respective meanings given such terms in the Indenture.

On May 15, 2023, the Company's board of directors (the "Board") approved a proposed reorganization that will result in the separation of its North American and Argentine business units into two independent public companies as follows:

• The Company will become an Argentina focused lithium company owning the Company's current interest in its Argentine lithium assets, including the near-production Caucharí- Olaroz lithium brine project in Jujuy, Argentina; and

• The Company will create a new North America focused lithium company ("New LAC") owning the Thacker Pass lithium project in Humboldt County, Nevada and the Company's North American investments.

The separation is to be implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"). Under the Arrangement, shareholders will retain their proportionate interest in shares of the Company, and receive by way of distribution (the "Spin- Off") newly issued shares of New LAC in proportion to their then-current ownership of the Company and the Company's Common Shares will be consolidated on a two for one basis (the "Share Consolidation").

Shareholders of the Company will have the right to vote on the Arrangement if they are a shareholder of the Company at the close of business on June 12, 2023, the record date set by the Board for determining the shareholders entitled to receive notice of and vote at the meeting of shareholders of the Company to be held on July 31, 2023. The Arrangement will be subject to the satisfaction or waiver, as applicable, of certain additional regulatory, judicial and third party approvals, consents, authorizations. It is presently anticipated that, if all required approvals are obtained and other conditions fulfilled, the Spin-Off will be completed by December 31, 2023. The Board may, however, decide to delay or not to proceed with the Spin-Off, even if all required approvals and consents are obtained.

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1 The CUSIP numbers appearing herein has been included solely for the convenience of the Holders. Neither the Company nor the Trustee assumes any responsibility for the selection or use of such CUSIP number and makes no representation as to the correctness of the CUSIP number.

The Spin-Off will result in the distribution to the Company's shareholders assets of the Company exceeding 10% of the per share value of the Last Reported Sale Price of the Company's Common Shares on the Trading Day preceding the date of announcement of the Spin-Off. As a result, pursuant to Section 14.01(b)(ii)(B) of the Indenture, Holders will be permitted to surrender Notes for conversion generally during the 30 Scheduled Trading Day period ending at the close of business on the Business Day immediately preceding the Ex-Dividend Date for the Spin-Off (i.e. the first trading date following the closing of the Arrangement).

The Company expects that the Arrangement will constitute a Make-Whole Fundamental Change under Section 14.03 of the Indenture. Pursuant to the Indenture, if a Make-Whole Fundamental Change occurs, Holders will be permitted to surrender Notes for conversion generally during the period commencing 30 Scheduled Trading Days prior to the anticipated effective date of the Arrangement until 35 Trading Days after the actual effective date of the Arrangement. Pursuant to the Indenture, if a Holder elects to convert Notes from and including the effective date of the Make-Whole Fundamental Change up to, and including the 35th Trading Day immediately following the effective date of the Make-Whole Fundamental Change, the Company may be required to increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional Common Shares of the Company.

The Share Consolidation will result in an adjustment to the Conversion Rate for the Notes pursuant to Section 14.04(a) of the Indenture. Pursuant to Section 14.04(a) of the Indenture, the Conversion Rate is required to be adjusted immediately after the open of business on the Effective Date for the Share Consolidation.

Finally the Spin-Off will result in an adjustment to the Conversion Rate for the Notes pursuant to Section 14.04(c) of the Indenture. Pursuant to Section 14.04(c) of the Indenture, the Conversion Rate is required to be adjusted as of the close of business on the last Trading Day of the 10- Trading Day period beginning on, and including, the Ex-Dividend Date for the Spin-Off based on the Last Reported Sale Prices of the Company's Common Shares and New LAC's common shares during such 10-Trading Day period.

The Corporation will provide additional information regarding (i) the timing for conversion of Notes, (ii) the effective date of a Make-Whole Fundamental Change (including the number of additional Common Shares of the Company, if any, by which the Conversion Rate shall be increased per $1,000 principal amount of Notes with respect to conversions occurring in connection with such Make-Whole Fundamental Change), (iii) the adjustment to the Conversion Rate as a result of the Share Consolidation, and (iv) the adjustment to the Conversion Rate as a result of the Spin-Off.

Dated: May 19, 2023

By: Lithium Americas Corp.

cc:  Computershare Trust Company N.A.
For further information contact:

Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com